Exhibit 21.1

GASTAR EXPLORATION LTD.

Subsidiary List - December 31, 2012

100% Subsidiaries owned of Gastar Exploration Ltd. (Alberta, Canada)
Gastar Exploration USA, Inc. (Delaware)

100% Subsidiaries owned of Gastar Exploration USA, Inc. (Delaware)
Gastar Exploration New South Wales, Inc. (Michigan)
Gastar Exploration Texas LP (Delaware) (1)(2)

(1) Gastar Exploration Texas LLC (Delaware), General Partner (1%)
(2) Gastar Exploration Texas, Inc. (Michigan), Limited Partner (99%)